FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------
ACQUISITION OVERVIEW
    Over the last several years the Corporation has made numerous sizeable acquisitions establishing dominant positions in Missouri and New Mexico, and significant presences in southern Illinois, western Tennessee, Oklahoma, Arkansas and northern Texas. In 1993 and through the six months of 1994 the Corporation completed seven acquisitions in four states aggregating $2.9 billion in total assets. The Corporation's operations currently span nine states, with services delivered from over 400 branch locations and approximately 420 off-premise ATM's. A summary of the acquisitions consummated in 1993 and 1994 is provided below.

Oklahoma and Arkansas Acquisitions
    On May 26, 1993, the Corporation, through its Oklahoma and Arkansas subsidiaries, acquired 20 branches of the former Cimarron Federal Savings Association (Cimarron), in an RTC assisted transaction for $13.1 million in cash. Assets purchased, consisting primarily of cash and investment securities, and deposits assumed totaled approximately $430 million. Two locations, with deposits of approximately $60 million, became branches of the Corporation's Oklahoma bank, and the other 18 locations, primarily located in eastern Oklahoma, became branches of the Corporation's
Arkansas thrift subsidiary, Superior Federal Bank (Superior), which is headquartered in Fort Smith, Arkansas. Superior, with assets of $1.2 billion, is the third largest financial institution in the state, providing services from 57 locations in two states, 39 of which are located in central and northwestern Arkansas and 18 locations in eastern Oklahoma.
    On March 31, 1994, the Corporation acquired Woodland Bancorp, Inc. (Woodland), a retail banking organization with assets of approximately $65 million, in a pooling transaction resulting in the issuance of .4 million shares of common stock. Woodland is located in Tulsa, Oklahoma and was merged into the Corporation's Oklahoma bank with total assets now approximating $1.6 billion with services provided from 19 locations primarily within the Oklahoma City and Tulsa metropolitan areas.

Texas Acquisitions
    On March 5, 1993, the Corporation, through its subsidiary bank, Sunwest Bank of El Paso, acquired First City's former bank in El Paso under an FDIC assisted transaction for $14 million in cash. This bank, with assets of approximately $340 million, was merged into the Sunwest Bank of El
Paso providing intramarket operating efficiencies. As a result of this transaction, the Corporation's El Paso bank increased its asset size to approximately $510 million and has attained a significant market share in the El Paso metropolitan area.
    On November 30, 1993, the Corporation acquired First Amarillo Bancorporation, Inc. (Amarillo), in a transaction accounted for as a pooling of interests. Under terms of the agreement, the Corporation exchanged .912 shares of its common stock for each share of Amarillo, resulting in the issuance of approximately 5.9 million shares of common stock. Amarillo, with assets at June 30, 1994 of approximately $1.0 billion, is located in Amarillo, Texas and has the leading market share in this north Texas market.
    On May 6, 1994, the Corporation completed the acquisition of Eagle Management and Trust Company (Eagle), an investment advisory firm located in Houston. Eagle, with $1.4 billion in trust assets, will not have a material impact on near-term financial results.
    On May 19, 1994, the Corporation announced a definitive agreement to acquire Dalhart Bancshares, Inc. (Dalhart), in a transaction involving the issuance of approximately .7 million shares of Boatmen's common stock for all of the shares of Dalhart. Dalhart, with assets of approximately
$140 million, is located in north Texas, and will be merged with the Corporation's Amarillo subsidiary, further enhancing the Corporation's leading market share in this north Texas market. This acquisition, which is subject to approval by Dalhart shareholders and regulatory agencies, is expected to be completed in the fourth quarter of this year.

Missouri Acquisition
    On April 23, 1993, the Corporation, through its Kansas City bank, acquired Missouri Bridge Bank, N.A., the former Metro North State Bank and Merchants Bank under an assisted transaction with the FDIC. Boatmen's First National Bank of Kansas City acquired $1.1 billion of certain assets and assumed the same amount of deposit liabilities for a premium of $15.8 million. As a result of this transaction, the Corporation increased its assets in the Kansas City metropolitan area to $3.9 billion, further solidifying its leading position in this market. Assets purchased included loans of approximately $960 million and other assets totaling $180 million, consisting primarily of investment securities, cash and short-term investments. The

- ----------------------------------------------------------------------------------------------------------------------------------
Table 1: Acquisitions-1994 and 1993                                                                                    Accounting
                                           Date     State           Assets            Price        Shares issued       method
- ----------------------------------------------------------------------------------------------------------------------------------
COMPLETED
FDIC assisted-First City-El Paso            3/93   Texas        $ .3 billion   $ 14 million cash               -       Purchase
FDIC assisted-Missouri Bridge Bank          4/93   Missouri      1.1 billion     16 million cash               -       Purchase
RTC assisted-Cimarron Federal Savings       5/93   Oklahoma       .4 billion     13 million cash               -       Purchase
FCB Bancshares, Inc.                        8/93   Kansas         .2 billion     25 million cash               -       Purchase
First Amarillo Bancorporation, Inc.        11/93   Texas          .8 billion    192 million stock    5.9 million       Pooling
Woodland Bancorp, Inc.                      3/94   Oklahoma       .1 billion     12 million stock     .4 million       Pooling
Eagle Management and Trust Company          5/94   Texas                   -      3 million cash               -       Purchase
- ----------------------------------------------------------------------------------------------------------------------------------
  Total assets of completed transactions                        $2.9 billion
- ----------------------------------------------------------------------------------------------------------------------------------
PENDING
Dalhart Bancshares, Inc.                           Texas        $ .1 billion     23 million stock     .7 million       Pooling
National Mortgage Company                          Tennessee      .4 billion    153 million stock    5.0 million       Pooling
- ----------------------------------------------------------------------------------------------------------------------------------
  Total assets of pending transactions                          $ .5 billion
- ----------------------------------------------------------------------------------------------------------------------------------

2  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------
Corporation retained eight of the bank's 15 branches and purchased the premises and equipment at fair market value.
    As part of the transaction, the Corporation entered into a five-year loss-sharing arrangement with the FDIC with respect to approximately $950 million in multi-family residential, commercial real estate, construction and commercial and industrial loans. For a more complete description of the loss-sharing arrangement, refer to the Segregated Assets section of this report.

Kansas Acquisition
    On August 2, 1993, the Corporation consummated the acquisition of FCB Bancshares, Inc., a one-bank holding company located in Overland Park, Kansas with assets of approximately $185 million, for $25 million in cash. This acquisition represents the Corporation's initial entry into Kansas and is a natural extension of the Corporation's Kansas City franchise.

Tennessee Acquisition
    On May 6, 1994, the Corporation announced an agreement to acquire National Mortgage Company (National Mortgage), headquartered in Memphis, Tennessee, in a transaction to be accounted for as a pooling of interests. Under terms of the agreement, the Corporation will exchange not more than 5.0 million shares of its common stock for all of the stock of National Mortgage. At the date of announcement, the transaction had a value of approximately $153 million, which represented 1.2% of NationalMortgage's mortgage servicing portfolio. National Mortgage is a privately-owned, full-service mortgage banking company which originates home loans through 10 company-operated offices as well as through a network of over 300 correspondents located in the Southern and Midwestern United States, and presently services mortgage loans totaling approximately $13.5 billion. When combined with the

- ----------------------------------------------------------------
Table 2: Asset Distribution
June 30, 1994 (in billions)               Assets      % of total
- ----------------------------------------------------------------
Missouri                                  $17.0             61.6%
New Mexico                                  3.1             11.2
Oklahoma                                    1.9              6.9
Texas                                       1.5              5.4
Iowa                                        1.2              4.4
Illinois                                    1.0              3.6
Arkansas                                     .9              3.3
Tennessee                                    .8              2.9
Kansas                                       .2               .7
- ----------------------------------------------------------------
Total                                     $27.6            100.0%
- ----------------------------------------------------------------

Corporation's existing servicing portfolio, Boatmen's will rank among the 30 largest mortgage servicers in the country. The acquisition, which is subject to approval by National Mortgage shareholders and regulatory agencies, is expected to be completed in the fourth quarter of this year.
    A summary of the Corporation's asset distribution by state is provided in Table 2.

EARNINGS OVERVIEW
    Net income for the second quarter of 1994 increased to $88.0 million, up 10.4% from the same period of last year and net income per share was $.84, an increase of 9.1%. For the six months, net income increased 9.2%
to $173.6 million, and net income per share was $1.66 compared to $1.54 per share a year ago, an increase of 7.8%. The earnings growth was attributable to higher net interest income and noninterest income, as well as a lower provision for loan losses, which was offset in part by higher noninterest expense. Five purchase acquisitions were consummated during the period from March 1, 1993, through June 30, 1994; therefore, the results of operations of these companies are included in the consolidated financial statements only subsequent to the dates of acquisition and must be considered when reviewing the trended financial information. In addition, the results of operations of Woodland, which qualified as a pooling of interests, are not included in the consolidated financial statements prior to January l, 1994, due to the immaterial effect on the Corporation's financial results.
    For the second quarter, the return on average assets was 1.28% and the return on equity was 16.30%, compared to 1.29% and 16.26%, respectively, for the same period last year. For the six months, the return on average assets was 1.29% and the return on equity was 16.11%, compared to 1.31% and 16.50%, respectively, in 1993. The returns in 1993 reflect a one-time
$6.0 million gain in the first quarter of 1993 from an income tax accounting change at the Corporation's Amarillo subsidiary, which was acquired in the fourth quarter of 1993. Excluding the accounting change, the year-to-date return on assets and return on equity in 1993 would have been 1.26% and 15.90%, respectively.
    Net interest income, on a fully-taxable equivalent basis, increased 4.5% over the second quarter of 1993 and 5.1% for the six months principally due to an increase in average earning assets, which was partially offset by a decrease in the net interest margin. The net interest margin was 4.33% for both the second quarter and six months of 1994, a decline of approximately 25 basis points from the same periods last year.
    Noninterest income increased 4.9% over the second quarter of 1993 and 10.8% for the six months. Excluding acquisitions, year-to-date noninterest income increased 5.7% as most categories of noninterest income increased from the prior year level.
    Noninterest expense was up 5.0% from the second quarter of last year and 8.7% for the six months. Excluding purchase acquisitions, noninterest expense increased 3.5% for the quarter and 5.0% for the six months.
    The provision for loan losses for the second quarter totaled $7.4 million, representing a decrease of 53.7% from the second quarter of last year, but was up $1.7 million or 30.6% from the first quarter. For the six months, the provision for loan losses totaled $13.0 million, a decrease of 63.1%

- --------------------------------------------------------------------------------------
Table 3: Earnings Per Share Analysis
                                   2ND QTR. '94         2nd Qtr. '94           YTD '94
Per share                      VS. 2ND QTR. '93     vs. 1st Qtr. '94       vs. YTD '93
- --------------------------------------------------------------------------------------
Net income prior period                    $.77                 $.82             $1.54
- --------------------------------------------------------------------------------------
Net interest income                         .11                  .08               .25
Provision for loan losses                   .08                 (.02)              .22
Noninterest income                          .06                                    .24
Noninterest expense                        (.11)                (.02)             (.38)
Income tax expense                         (.06)                (.02)             (.19)
Impact of additional shares of
  common stock                             (.01)                                  (.02)
- --------------------------------------------------------------------------------------
Net increase                                .07                  .02               .12
- --------------------------------------------------------------------------------------
Net income current period                  $.84                 $.84             $1.66
- --------------------------------------------------------------------------------------

                                                        1994 Quarterly Report  3

FINANCIAL COMMENTARY
- --------------------------------------------------------------------------------

from the same period of last year. The lower loan loss provision reflected continued improvement in asset quality as evidenced by lower levels of actual loan losses and further declines in nonperforming and criticized loans. For the six months, net loan charge-offs totaled $11.1 million, a decrease of $3.4 million or 23.4% from the same period last year. Net charge-offs in the second quarter totaled $8.7 million and included $6.0 million pertaining to one credit. Net charge-offs as a percentage of average loans dropped to .15% compared to .21% for the six months of last year and .24% for all of 1993.
    Presented in Table 3 is an income statement analysis expressed on a per share basis for the three month and six month periods ended June 30, 1994, compared to the same periods last year and the three months ended
March 31, 1994. A more detailed discussion and analysis of the major factors impacting the comparability between periods is provided throughout this report.

NET INTEREST INCOME
    Measured on a fully-taxable equivalent basis, net interest income increased 4.5% over the second quarter of 1993 and 5.1% for the six months. These increases were primarily due to growth in average earning assets which was partially offset by a lower net interest margin. Average earning assets increased 11.0% over the second quarter of last year and 11.1% for the six months primarily due to increased internal loan production and expansion of the securities portfolio, supplemented by growth through acquisitions.
    Loans, the highest yielding earning asset, increased 11.1% over the second quarter of 1993 and 12.5% for the six months. Loans represented 63.2% of average earning assets for the six months of 1994, compared to 62.4% for the same period last year. Held to maturity and available for sale securities increased 14.6% for the six months, representing 35.4% of average earning assets, up from 34.3% for the same period last year. This increase reflects redeployment of short-term money market instruments and funds received from regulatory assisted transactions to the securities portfolio, coupled with a planned expansion of the portfolio at the Corporation's Amarillo subsidiary which was acquired in the fourth quarter of 1993.
    After several periods of steady improvement, the Corporation experienced an anticipated contraction in the net interest margin over the second half of 1993 which continued into the first quarter of 1994. The margin stabilized in the second quarter at 4.33%, basically unchanged from the first quarter, but was down 27 basis points from the second quarter of last year when the margin was 4.60%. A similar decline also occurred for the six-month period, primarily due to a reduction in the yield earned on mortgage-related assets. The anticipated decline in yields on these assets was accelerated by historically high levels of prepayment activity and subsequent reinvestment into securities with lower yields.

- -----------------------------------------------------------------------------------------------------------
Table 4: Summary of Net Interest Income
                                  Second Quarter Ended June 30                  Six Months Ended June 30
- -----------------------------------------------------------------------------------------------------------
(in millions)                        1994        1993    % change              1994        1993    % change
- -----------------------------------------------------------------------------------------------------------
Average loans                   $15,506.7   $13,958.8        11.1%        $15,233.0   $13,545.7        12.5%
Average earning assets           24,502.1    22,080.5        11.0          24,098.4    21,695.9        11.1
Average core deposits            17,985.0    17,551.9         2.5          18,029.4    17,119.2         5.3
Average purchased funds           4,774.0     2,866.2        66.6           4,305.7     2,910.7        47.9
Net interest income (FTE)           265.0       253.7         4.5             522.0       496.8         5.1
Net interest margin                  4.33%       4.60%                         4.33%       4.58%
- -----------------------------------------------------------------------------------------------------------

Prepayments slowed substantially in the second quarter and, based on the current interest rate environment, the Corporation anticipates stability in the net interest margin in the near term. The average yield on earning assets for the six months of 1994 declined 36 basis points from the same period last year compared to a 27 basis point decline in the rate paid on deposits. During this same period, lending spreads narrowed as the surface spread between the prime rate and Federal funds dropped from 300 basis points to 290 basis points.
    The impact of the narrower spreads was offset to some extent by an increased contribution from the interest rate swap portfolio. An integral component of the Corporation's overall asset/liability management strategies is the management of interest rate risk through the prudent use of interest rate swaps. Interest rate swaps are an effective mechanism to hedge cash market instruments due to the inherent advantages related to flexibility in product structure and size, liquidity and capital. The swap portfolio is currently being used to alter the interest rate sensitivity of a portion of the Corporation's prime-based loan portfolio and to modify the interest rate sensitivity of subordinated debt. In 1994, the Corporation added new swap transactions with a notional amount of $1.0 billion and $550 million of swaps matured, such that at June 30, 1994, interest rate swaps totaled $2.2 billion. The swap portfolio increased net interest income by approximately $13.9 million for the six months of 1994, adding 12 basis points to the net interest margin, compared to $9.6 million or 9 basis points in the same period last year. The average rate received at June 30,1994 was 5.43% compared to an average rate paid of 4.64%, and the average remaining maturity of the total portfolio was less than two years. The estimated fair value of the swap portfolio was $(109) million at June 30, 1994, based on discounted cash flow models. Given that these swaps are valued using interest rates at quarter end, the estimated fair value is not necessarily indicative of the future net interest potential of the portfolio over its remaining life. Approximately 90% of the portfolio is comprised of indexed amortizing swaps; accordingly, the maturity distribution could modestly lengthen if interest rates were to increase significantly from current levels. Any future utilization of off-balance sheet financial instruments will be determined based upon the Corporation's overall interest rate sensitivity position and asset/liability management strategies, which are designed to limit interest rate risk exposure to no more than 5% of projected annual net income.
    While the Corporation is primarily an end-user of derivative instruments, it does serve in a limited capacity as an intermediary to meet the financial needs of its customers. The notional value of the customer swap portfolio at June 30,1994 totaled approximately $300 million. Interest rate risk associated with maintaining this portfolio is controlled by entering into offsetting positions with third parties.

4  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- --------------------------------------------------------------------------------

NONINTEREST INCOME
    Noninterest income increased 4.9% over the second quarter of 1993 and 10.8% for the six months, primarily due to growth in trust fees, service charge income, and credit card fees which was partially offset by a decline in mortgage banking revenues. Excluding the effect of acquisitions, noninterest income increased 5.7% over the six months of last year. Recent strategic initiatives have emphasized the expansion of fee-based services as a means to stabilize the earnings stream and reduce the Corporation's exposure to interest rate and credit risk. As such, the Corporation has focused on increasing noninterest revenues, principally through expansion of its trust and retail lines of business. Noninterest income as a percentage of operating revenues was 33.2% for the six months of 1994, compared to 32.1% for the same period of 1993.
    Trust fees increased 1.9% over the second quarter of 1993 and 6.7% for the six months primarily due to new business volume within the personal and pension/institutional lines. Trust fees were down slightly from the first quarter of 1994 as new business volume was more than offset by narrower spreads on securities lending activity and declines in market value of trust assets on which some fees are based. Trust assets under management totaled $34.2 billion at June 30, 1994, compared to $34.3 billion at June 30, 1993 and $34.1 billion at December 31, 1993. Trust assets under management at June 30, 1994, include the second quarter acquisition of Eagle Management and Trust Company, which was partially offset by the impact of declining stock market values.

- ------------------------------------------------------------------------------------------------
Table 5: Summary of Noninterest Income
                               Second Quarter Ended June 30          Six Months Ended June 30
- ------------------------------------------------------------------------------------------------
(in millions)                   1994        1993    % change        1994        1993    % change
- ------------------------------------------------------------------------------------------------
Trust fees                    $ 38.7      $ 38.0         1.9%     $ 77.9      $ 73.0         6.7%
Service charges                 40.7        37.8         7.8        80.8        72.8        11.0
Credit card                     15.9        13.3        19.7        30.9        24.9        24.3
Investment banking
  profits and fees               8.8         8.9        (1.1)       16.7        17.4        (3.9)
Securities gains, net             .7          .7                     3.3          .8       305.3
Mortgage banking operations      1.3         3.8       (65.8)        4.2         6.8       (38.2)
Other                           24.0        21.5        11.6        46.1        38.9        18.5
- ------------------------------------------------------------------------------------------------
Total noninterest income      $130.1      $124.0         4.9%     $259.9      $234.6        10.8%
- ------------------------------------------------------------------------------------------------
As % of operating income        32.9%       32.8%                   33.2%       32.1%
- ------------------------------------------------------------------------------------------------
Revenue per full-time
  equivalent employee
  (in thousands)              $109.8      $108.9                  $108.8      $107.6
- ------------------------------------------------------------------------------------------------

    Service charge income increased 7.8% over the second quarter of 1993 and 11.0% for the six months. These increases reflect growth through recent purchase acquisitions, increased penetration of the retail market and higher fees on corporate customer accounts. Excluding acquisitions, service charge income increased 5.6% over the second quarter of 1993 and 7.3% for the six months. Investment banking profits and fees decreased
1.1% from the second quarter of 1993 and 3.9% for the six months as current financial market conditions have had a negative impact on foreign exchange, bond trading and retail brokerage business.
    Credit card income totaled $15.9 million in the second quarter of 1994 and $30.9 million for the six months, increases of 19.7% and 24.3%, respectively, over the prior year periods. Most of this increase reflects growth in transaction volume of merchant business, which is also reflected in the increase in credit card expense and is in large measure a function of retail sales. Income from mortgage banking operations totaled $1.3 million for the second quarter of 1994 and $4.2 million for the six months, decreases of 65.8% and 38.2%, respectively, from the prior year periods, reflecting the impact of rising interest rates which decreased market gains on mortgage loans sold as well as mortgage loan originations and refinancings.
    For the six months of 1994, securities gains of $3.3 million were recognized from the sale of approximately $53.5 million of available for sale securities, most of which occurred in the first quarter. Other noninterest income increased $2.5 million or 11.6% over the second quarter of 1993 and $7.2 million or 18.5% for the six months. Other noninterest income in 1994 includes segregated asset income totaling $6.7 million.

NONINTEREST EXPENSE
    Noninterest expense increased 5.0% from the second quarter of 1993 and 8.7% for the six months. Excluding the effect of acquisitions, noninterest expense increased 3.5% from the second quarter of 1993 and 5.0% for the six months, due primarily to increased staff expense, higher depreciation expense on equipment enhancements and increased credit card expense. The efficiency ratio was 62.3% for the six months of 1994, compared to 61.3% for the same period of last year, but in the most recent quarter improved to 61.9%. The year-to-year increase reflects the impact of acquisitions and expansion in the retail line of business, coupled with lower growth in net interest income.

- ------------------------------------------------------------------------------------------------------------
Table 6: Summary of Noninterest Income and Noninterest Expense
         Excluding Effect of Acquisitions
                                          Second Quarter Ended June 30          Six Months Ended June 30
- ------------------------------------------------------------------------------------------------------------
(in millions)                               1994        1993    % change        1994        1993    % change
- ------------------------------------------------------------------------------------------------------------
Noninterest income:
  Trust fees                              $ 37.3      $ 37.3           -%     $ 75.5      $ 72.3         4.4%
  Service charges                           39.3        37.2         5.6        76.9        71.7         7.3
  Other                                     47.0        48.3        (2.7)       93.8        88.9         5.5
- ------------------------------------------------------------------------------------------------------------
  Total noninterest income                $123.6      $122.8          .7%     $246.2      $232.9         5.7%
- ------------------------------------------------------------------------------------------------------------
Noninterest expense:
  Staff                                   $119.8      $113.7         5.4%     $238.6      $224.4         6.3%
  Occupancy and equipment                   36.7        34.8         5.5        72.0        68.9         4.5
  Other                                     78.5        78.6         (.1)      151.4       146.5         3.3
- ------------------------------------------------------------------------------------------------------------
  Total noninterest expense               $235.0      $227.1         3.5%     $462.0      $439.8         5.0%
- ------------------------------------------------------------------------------------------------------------

    Staff expense, the largest component of noninterest expense, increased 7.0% from the second quarter of 1993, and 8.8% for the six months. The number of full-time

                                                        1994 Quarterly Report  5

FINANCIAL COMMENTARY
- --------------------------------------------------------------------------------

equivalent employees (FTE's) increased from 14,213 at June 30, 1993 to 14,485 at June 30, 1994, principally due to acquisitions. Excluding the effect of acquisitions, staff expense increased 5.4% for the second quarter of 1994 and 6.3% for the six months, reflecting a planned expansion of the retail sales force, normal merit adjustments and increased costs of incentive and other employee benefit programs. While additional FTE's were added as a result of the retail expansion, compensation expense for a large portion of these positions bears a direct relationship to revenue volume.
    Equipment expense increased 11.9% over the second quarter of 1993 and 11.3% for the six months, primarily due to the acquisitions and higher depreciation expense associated with investments in capital expenditures for upgraded computer systems and software mainly to support trust and retail business expansion.
    Foreclosed property costs reflected gains on sales of foreclosed property of $4.8 million and $7.6 million for the six months of 1994 and 1993, respectively; which more than offset operating expenses and writedowns to other parcels of foreclosed property. Much of the gains during both periods were recognized at the Corporation's New

- ------------------------------------------------------------------------------------------------------------
Table 7: Summary of Noninterest Expense
                                           Second Quarter Ended June 30          Six Months Ended June 30
- ------------------------------------------------------------------------------------------------------------
(in millions)                               1994        1993    % change        1994        1993    % change
- ------------------------------------------------------------------------------------------------------------
Staff expense                             $123.9      $115.8         7.0%     $247.0      $227.0         8.8%
Occupancy                                   16.8        16.9         (.9)       33.4        33.2          .5
Equipment                                   20.8        18.6        11.9        40.8        36.7        11.3
FDIC insurance                              11.4        10.8         6.0        22.9        21.8         5.2
Credit card                                 10.1         8.7        16.3        19.2        15.8        21.0
Printing, postage, paper                     9.5         9.1         4.4        19.0        17.9         6.1
Intangible amortization                      8.3         7.4        12.2        16.6        12.4        33.9
Professional fees                            3.7         4.4       (15.9)        9.3         9.6        (3.1)
Federal Reserve
  processing charges                         2.4         2.5        (4.0)        4.6         5.0        (8.0)
Advertising                                  7.1         6.7         6.0        13.2        11.4        15.8
Communications                               5.1         4.5        13.3        10.0         8.6        16.3
Foreclosed property costs, net              (1.6)       (2.0)       21.0        (2.7)       (3.6)       24.9
Other                                       27.1        29.5        (8.1)       53.8        52.5         2.5
- ------------------------------------------------------------------------------------------------------------
  Total noninterest expense               $244.6      $232.9         5.0%     $487.1      $448.3         8.7%
- ------------------------------------------------------------------------------------------------------------
Efficiency ratio                            61.9%       61.7%                   62.3%       61.3%
- ------------------------------------------------------------------------------------------------------------
Number of full-time
  equivalent employees                    14,485      14,213
- ------------------------------------------------------------------------------------------------------------

Mexico subsidiary.
    Goodwill and core deposit premium amortization totaled $8.3 million for the second quarter of 1994 and $16.6 million for the six months, increases of 12.2% and 33.9%, respectively, over the prior year periods, reflective of the aforementioned purchase acquisitions consummated subsequent to March 1, 1993.
    A summary of noninterest income and expense categories excluding the impact of purchase acquisitions is provided in Table 6.

TAXES
    The Corporation's effective tax rate rose to 34.4% for the six months of 1994, compared to 31.1% for the same period of last year. The effective tax rate in 1993 was unusually low due to a one-time, $6.0 million reduction in income tax expense from adoption of SFAS 109, "Accounting for Income Taxes" at the Corporation's Amarillo, Texas subsidiary, which was acquired in November 1993. On a prospective basis, the effective tax rate should continue to approximate the statutory rate, adjusted for normal operating items such as tax-exempt interest, goodwill amortization and other nondeductible expenses.

PROVISION FOR LOAN LOSSES
    The provision for loan losses totaled $7.4 million in the second quarter of 1994, a decrease of 53.7% from the second quarter of last year when the provision totaled $15.9 million, but increased $1.7 million or 30.6% from the first quarter. For the six months, the provision for loan losses totaled $13.0 million, a decline of $22.3 million or 63.1% from the same period last year. These declines reflect continued improvement in asset quality as evidenced by lower levels of actual loan losses, further declines in nonperforming loans and a continued downward trend in criticized loans identified through the Corporation's internal risk rating system. At June 30, 1994, the reserve for loan losses represented 240% of nonperforming loans compared to 195% at December 31, 1993, and 173% at June 30, 1993. The reserve for loan losses as a percentage of net loans was 2.19% compared to 2.32% at June 30, 1993, and 2.30% at year-end 1993. Consistent with the decrease in nonperforming and criticized loans, year-to-date net loan charge-offs declined to $11.1 million, a decrease of $3.4 million or 23.4% from the same period of 1993. Net charge-offs in the second quarter of 1994 totaled $8.7 million, and included $6.0 million pertaining to one credit. Annualized net charge-offs as a percentage of average loans dropped to .15% compared to .21% for the same period of last year and .24% for all of 1993.

- ------------------------------------------------------
Table 8: Summary of Reserve
         for Loan Losses
June 30 (in millions)                 1994        1993
- ------------------------------------------------------
Balance, beginning
 of year                            $341.1      $302.0
- ------------------------------------------------------
 Loans charged off                   (35.0)      (33.8)
 Recoveries on loans
  previously charged off              23.9        19.3
- ------------------------------------------------------
 Net charge-offs                     (11.1)      (14.5)
 Provision charged
  to expense                          13.0        35.3
 Reserves of acquired
   subsidiaries                         .9         7.6
- ------------------------------------------------------
Balance, end of period              $343.9      $330.4
- ------------------------------------------------------
Reserve at end of period:
 Loan reserve as %
  of net loans                        2.19%       2.32%
 Loan reserve as %
  of nonperforming
  loans                             239.84      173.37
Net charge-offs as
 % of average loans                    .15         .21
- ------------------------------------------------------

6  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------
NONPERFORMING ASSETS
    Nonperforming assets, which include nonperforming loans and foreclosed property, declined $79.6 million or 24.2% from June 30, 1993, and $35.6 million or 12.5% from year-end 1993. As a percent of total loans and foreclosed property, nonperforming assets declined to 1.58% compared to 2.28% at June 30, 1993, and 1.90% at December 31, 1993. The decline in nonperforming asset levels over the last several quarterly periods reflects a stronger economy and the effectiveness of the Corporation's comprehensive loan administration and workout procedures which has slowed the inflow of new problem loans. As a percentage of total assets, nonperforming assets fell below the 1.0% level to .91%. Nonperforming loans at June 30, 1994, declined to $143.4 million or .91% of total loans, the lowest level in several years, compared to 1.17% at December 31, 1993, and 1.33% at June 30, 1993. Table 11 summarizes the nonperforming assets by major banking unit/geographic location and illustrates the broad-based improvement achieved.
    As part of management's overall portfolio analysis, ongoing credit quality reviews are performed to evaluate risk inherent in the portfolio and potential risk that may develop in the future. A critical element in assessing portfolio risk is the level of criticized loans. The
Corporation's internal risk rating system designates specific credits as criticized loans, which include all nonperforming loans and other loans which contain features presenting more than the normal risk of collectibility. Criticized and classified assets from regulatory examinations are an integral component of the risk rating system. As displayed in Table 10, criticized loans totaled $649.5 million or 4.12% of loans at June 30, 1994, a decline of over $150 million from June 30, 1993, when criticized loans were 5.60% of loans. Management carefully analyzes changes and trends in both nonperforming and criticized loans in assessing the risk characteris-

- ------------------------------------------------------------------------------------------------------------
Table 9:Summary of Nonperforming Assets
(in millions)                                  JUNE 30, 1994       December 31, 1993           June 30, 1993
- ------------------------------------------------------------------------------------------------------------
Nonaccrual                                            $117.8                  $142.9                  $161.5
Restructured                                             7.2                    14.8                    12.4
Past due 90 days or more                                18.4                    17.2                    16.7
- ------------------------------------------------------------------------------------------------------------
  Total nonperforming loans                            143.4                   174.9                   190.6
- ------------------------------------------------------------------------------------------------------------
Foreclosed property                                    106.5                   110.6                   138.9
- ------------------------------------------------------------------------------------------------------------
  Total nonperforming assets                          $249.9                  $285.5                  $329.5
- ------------------------------------------------------------------------------------------------------------
Nonperforming loans as % of total loans                  .91%                   1.17%                   1.33%
Nonperforming assets as % of total loans
  and foreclosed property                               1.58                    1.90                    2.28
Nonperforming assets as % of total assets                .91                    1.07                    1.29
Loan reserve as % of nonperforming loans              239.84                  195.03                  173.37
- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------
Table 10: Loans Designated as Criticized Loans by Internal Risk Rating System
                                                                    Criticized Loans
- ------------------------------------------------------------------------------------------------------------
(in millions)                                  Nonperforming              Performing                   Total
- ------------------------------------------------------------------------------------------------------------
1993
- ------------------------------------------------------------------------------------------------------------
March 31                                              $226.5                  $653.6                  $880.1
June 30                                                190.6                   610.2                   800.8
September 30                                           187.2                   608.2                   795.4
December 31                                            174.9                   587.7                   762.6
- ------------------------------------------------------------------------------------------------------------
1994
- ------------------------------------------------------------------------------------------------------------
March 31                                              $143.9                  $534.4                  $678.3
June 30                                                143.4                   506.1                   649.5
- ------------------------------------------------------------------------------------------------------------
As % of loans at June 30, 1994                           .91%                   3.17%                   4.12%
- ------------------------------------------------------------------------------------------------------------

tics of the loan portfolio. Given the
current risk characteristics of the loan portfolio, the Corporation does not expect any significant change in criticized loans in the near term.
    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan." This statement will require that certain impaired loans be measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or fair value of the underlying collateral if the loan is collateral dependent. Adoption of this pronouncement is required in 1995 and, at present, is not

- --------------------------------------------------------------
Table 11: Nonperforming Assets
          by Banking Unit
                                  JUNE    December        June
(in millions)                 30, 1994    31, 1993    30, 1993
- --------------------------------------------------------------
Missouri                        $152.9      $171.4      $201.6
New Mexico                        43.0        53.4        68.7
Oklahoma                          15.3        14.3        14.4
Texas                              9.0        13.7        18.7
Iowa                               5.9         7.2         9.2
Illinois                           7.1         7.1         9.0
Arkansas                           4.0         4.0         4.0
Tennessee                          5.0         6.8         3.9
Kansas                             7.7         7.6
- --------------------------------------------------------------
Total                           $249.9      $285.5      $329.5
- --------------------------------------------------------------

expected to have a material effect on the Corporation's reported financial results.

SEGREGATED ASSETS
    As part of the regulatory-assisted acquisition of Missouri Bridge Bank, N.A. on April 23, 1993, the Corporation entered into a five-year loss-sharing arrangement with the FDIC with respect to approximately $950 million in multi-family residential, commercial real estate, construction, and commercial and industrial loans. During the five-year period, the FDIC will reimburse the Corporation for 80 percent of the first $92.0 million of net charge-offs on these loans, after which the FDIC will increase its reimbursement coverage to 95 percent of additional charge-offs. During this period and for two years thereafter, the Corporation is obligated to pay the FDIC 80 percent of all recoveries on charged off loans.
    The Corporation has designated certain loans covered under the loss-sharing arrangement which possess more than the normal risk of collectibility as segregated assets. At June 30, 1994, segregated assets, which are classified as other assets for

                                                        1994 Quarterly Report  7

FINANCIAL COMMENTARY
- --------------------------------------------------------------------------------

reporting purposes, totaled $211.6 million, net of a $17.5 million credit valuation allowance, compared to $257.6 million at June 30, 1993. At June 30, 1994, segregated assets consisted primarily of $49.5 million of commercial loans, $26.9 million of industrial revenue bond loans and $144.9 million of commercial real estate-related loans. All other loans covered under the loss-sharing arrangement are included in the loan portfolio and totaled $364.1 million at June 30, 1994, compared to $636.0 million at June 30, 1993. The decline from June 30, 1993 was primarily due to scheduled paydowns and maturities. Net charge-offs of $.8 million, representing the Corporation's share of losses on the segregated asset pool, were recognized in the six months of 1994. The valuation allowance represents the Corporation's share of estimated losses upon ultimate liquidation of the portfolio. The Corporation's

- -----------------------------------------------------------------------------------------------------------
Table 12: Segregated Assets
                                                  Principal               Allowance               Principal
June 30, 1994 (in millions)                         balance              for losses            balance, net
- -----------------------------------------------------------------------------------------------------------
Balance, beginning of year                           $266.6                   $18.4                  $248.2
Charge-offs                                            (6.6)                   (1.4)
Recoveries                                              2.4                      .5
Transfers to segregated assets                         12.3
Payments on segregated assets                         (45.6)
- -----------------------------------------------------------------------------------------------------------
Segregated assets, end of period                     $229.1                   $17.5                  $211.6
- -----------------------------------------------------------------------------------------------------------

primary purpose in managing a portfolio of this nature is to provide ongoing collection and control activities on behalf of the FDIC. Accordingly, these assets do not represent loans made in the ordinary course of business and, due to the underlying nature of this liquidating asset pool, are excluded from the Corporation's nonperforming asset statistics. At June 30, 1994, $201.4 million of segregated assets were accorded classification treatment consistent with nonaccrual reporting, $7.8 million represented foreclosed property, and the balance of $19.9 million was past due 90 days or more. The Corporation's operating results and cash flow position are not expected to be materially affected by the ongoing collection activities associated with managing the loans subject to the loss-sharing arrangement. Segregated assets income totaled $6.7 million for the six months of 1994.
    A summary of activity regarding segregated assets is provided in Table 12.

LOAN PORTFOLIO
    The majority of the Corporation's loans are made within its natural trade territory, and the portfolio is highly diversified. There are no concentrations of credit to any borrower or industry in excess of 5% of total loans, and the portfolio is well balanced between wholesale and consumer lending.
    At June 30, 1994, loans totaled $15.7 billion, an increase of 10.5% over the same period of last year. Based on average balances, loans increased
11.1% for the quarter and 12.5% for the six months, primarily due to internal loan growth within the consumer and middle-market commercial portfolios which was supplemented by growth through acquisition. Excluding acquisitions, loans increased 9.8% from June 30, 1993, and were led by a 26.1% increase in consumer loans coupled with an increase of 5.7% in commercial loans. Consumer loan growth stepped up over the second half of last year, largely the result of increased retail penetration of consumer products, primarily auto loans and credit cards. The increase in commercial loans was primarily due to middle-market loan growth.
    The portfolio mix has undergone a favorable shift in that business development efforts have focused on expanding the middle-market commercial and consumer sec-

- -----------------------------------------------------------------------------------------------------------
Table 13: Summary of Loan Portfolio
(in millions)                                 JUNE 30, 1994       December 31, 1993           June 30, 1993
- -----------------------------------------------------------------------------------------------------------
Commercial                                        $ 7,872.0               $ 7,490.7               $ 7,541.6
Real estate mortgage                                2,961.7                 2,988.5                 2,784.3
Real estate construction                              591.7                   558.0                   502.7
Consumer                                            4,222.3                 3,742.8                 3,379.4
Lease financing                                        90.2                    95.2                    67.1
- -----------------------------------------------------------------------------------------------------------
  Total domestic loans                             15,737.9                14,875.2                14,275.1
Foreign loans                                          17.5                    18.0                    17.7
- -----------------------------------------------------------------------------------------------------------
  Total loans, before deduction of
    unearned income                                15,755.4                14,893.2                14,292.8
Less unearned income                                   54.0                    67.3                    77.7
- -----------------------------------------------------------------------------------------------------------
  Total loans, net of unearned income             $15,701.4               $14,825.9               $14,215.1
- -----------------------------------------------------------------------------------------------------------

tors, which has been complemented by acquisitions of retail-oriented institutions. At June 30, 1994, middle-market commercial and consumer loans represented approximately 49.1% of the loan portfolio compared to 46.4% at June 30, 1993. Commercial real estate and real estate construction loans represented 20.5% of total loans at June 30, 1994, compared to 22.2% at June 30, 1993. The Corporation closely monitors the composition and quality of the real estate portfolio through established credit review procedures to ensure that significant credit concentrations do not exist within this portfolio. The portfolio is geographically dispersed, primarily in areas where the Corporation has a direct banking presence, and is widely diversified between residential construction, office and retail properties, and land acquisition and development loans.
    The Corporation has limited foreign loan exposure and its portfolio of highly leveraged transaction loans (HLT's) is minimal, at .4% of total loans at June 30, 1994.
    Table 13 displays the components of the loan portfolio under standard financial reporting definitions. Management also reviews the diversification of the portfolio using internally developed standards and definitions as summarized in Table 14.

8  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- --------------------------------------------------------------------------------

FINANCIAL POSITION
AND LIQUIDITY
    The basic financial structure of the Corporation's average and period-end balance sheet changed only moderately from the fourth quarter and second quarter of last year primarily due to higher levels of purchased funds.
At June 30, 1994, assets totaled $27.6 billion compared to $25.5 billion at June 30, 1993, and $26.7 billion at December 31, 1993. The increase in assets from June 30, 1993 was primarily due to internal loan growth and an expansion of the securities portfolio.
    Liquidity represents the availability of funding to meet the obligations to depositors, borrowers, and creditors at a reasonable cost without adverse consequences. Accordingly, the Corporation's liquidity position is influenced by its funding base and asset mix. Core deposits, which consist of investable checking account deposits and certain interest-bearing accounts, represent the Corporation's largest and most important funding source, as these deposits represent a more stable, lower cost source of funds.
    The core deposit base is supplemented by the Corporation's wholesale and correspondent banking activities which provide a natural access to short-term purchased funds, such as negotiable certificates of deposit, bank notes and overnight surplus funds. These funds are acquired when needed, principally from existing customers within the Corporation's natural trade territory and through access to national money markets.
    Average core deposits totaled $18.0 billion for the second quarter of 1994, an increase of $.4 billion or 2.5% from the same period last year. Average earning asset growth during this period exceeded core deposit growth by approximately $2.0 billion; accordingly, the additional earning asset volume has been funded by higher levels of purchased funds. Average core deposits supported 73.4% of earning assets for the second quarter of 1994, compared to 79.5% during the same period last year. Core deposit growth in recent periods has been impacted to some extent by a shift in customer preference to other investment alternatives. Purchased funds, which increased approximately $1.9 billion from the prior year, supported 19.5% of average earn-

- ------------------------------------------------------------------------------------------------------
Table 14: Composition of Loan Portfolio
                                         JUNE 30, 1994       December 31, 1993           June 30, 1993
- ------------------------------------------------------------------------------------------------------
                                                  % OF                    % Of                    % Of
                                                 TOTAL                   Total                   Total
(in millions)                       AMOUNT       LOANS      Amount       Loans      Amount       Loans
- ------------------------------------------------------------------------------------------------------
Real estate:
  1-4 family residential         $ 2,991.7        19.0%  $ 2,970.6        20.0%  $ 2,776.1        19.4%
  Land acquisition                   151.6          .9       168.8         1.1       115.0          .8
  Residential construction           207.0         1.3       181.2         1.2       140.0         1.0
  Commercial construction            233.1         1.5       208.0         1.4       247.7         1.7
  Commercial real estate(1)        2,532.5        16.1     2,446.6        16.4     2,550.6        17.8
  Mini-perms                         112.4          .7       107.2          .7       123.3          .9
- ------------------------------------------------------------------------------------------------------
    Total real estate              6,228.3        39.5     6,082.4        40.8     5,952.7        41.6
Commercial loans to Fortune
  1,000 companies and other
  large corporate borrowers          789.1         5.0       662.5         4.5       769.9         5.4
Middle-market commercial           3,514.5        22.3     3,359.9        22.6     3,241.2        22.7
Highly leveraged
  transactions (HLTs)                 61.3          .4        91.0          .6        88.9          .6
Bank stock loans                     214.1         1.4       226.4         1.5       233.0         1.6
Agriculture                          618.1         3.9       615.0         4.1       542.9         3.8
Consumer:
  Home equity                        390.3         2.5       363.1         2.4       367.0         2.6
  Credit card                        486.1         3.1       457.3         3.1       369.2         2.6
  Installment                      3,345.9        21.2     2,922.4        19.6     2,643.2        18.5
- ------------------------------------------------------------------------------------------------------
    Total consumer                 4,222.3        26.8     3,742.8        25.1     3,379.4        23.7
Lease financing                       90.2          .6        95.2          .7        67.1          .5
Foreign                               17.5          .1        18.0          .1        17.7          .1
- ------------------------------------------------------------------------------------------------------
    Total loans                  $15,755.4       100.0%  $14,893.2       100.0%  $14,292.8       100.0%
- ------------------------------------------------------------------------------------------------------

(1) Includes approximately $225 million, $240 million and $500 million of commercial real estate loans covered by the FDIC loss-sharing agreement related to the acquisition of Missouri Bridge Bank, N.A. at June 30, 1994, December 31, 1993, and June 30, 1993, respectively.

ing assets compared to 13.0% for the second quarter of last year. Purchased funds at June 30, 1994, included $600 million of short-term bank notes which were issued during the second quarter of this year. The Corporation expects earning asset growth will continue to exceed core deposit growth in the near term resulting in a continued use of bank notes or other purchased funds at or slightly above the present levels.
    The Corporation also manages its liquidity position by maintaining adequate levels of liquid assets such as money market investments and available for sale securities. At June 30, 1994, the available for sale portfolio totaled $4.4 billion compared to $5.2 billion at December 31, 1993. These securities, comprised mainly of adjustable-rate mortgage-backed securities, U.S. Treasury securities, pass-through mortgage-backed securities, and short-term CMO's, may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks.
At June 30, 1994, net unrealized depreciation in the available for sale portfolio was approximately $58 million compared to net unrealized appreciation of $69 million at December 31, 1993. The decline in market value from year-end was primarily due to the recent increase in market rates.
    Maintaining favorable debt ratings is also critical to liquidity because it can affect the availability and cost of funds to the Corporation. The Parent Company's ability to access the capital markets on a cost-effective basis is reflected by its debt ratings, summarized on page 16.
There were no commitments for capital expenditures at June 30, 1994, which would materially impact the Corporation's liquidity position.

CAPITAL STRUCTURE
    The Corporation continues to rank among the most strongly capitalized bank holding companies in the country. This strong capital position and overall financial strength provide a good base for future expansion when profitable investment opportunities arise. The cornerstone of the Corporation's capital structure is its common equity, totaling $2.2 billion or approximately 81% of total capitalization at June 30, 1994, an increase of 9.3% from June 30, 1993. The equity to asset ratio was 7.88% at June 30, 1994, compared to 7.80% at June 30, 1993, and 8.00% at December 31, 1993. The equity base has been strengthened in recent years through

                                                        1994 Quarterly Report  9

FINANCIAL COMMENTARY
- --------------------------------------------------------------------------------

earnings retention, the conversion of debt to equity and the issuance of common stock through various employee and stockholder investment plans. On April
14, 1994, the Corporation filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance of up to $500 million of debt, preferred stock or common stock. This represents the only outstanding shelf filing and there are no plans to issue securities pursuant to this filing in the near term. In the first quarter of 1993, the Corporation issued $100 million of 6.75% subordinated notes due March
15, 2003, under the final tranche of a $200 million debt registration. The Corporation also exercised its option to prepay approximately $14 million of convertible subordinated debt at its Iowa subsidiary during the first quarter of last year, resulting in the issuance of approximately 1.0 million shares of common stock as noteholders elected to convert debt to equity prior to the prepayment date.
    An important measure of capital adequacy of a banking institution is its risk-based capital ratios, which represent the primary capital standard for regulatory purposes. The Corporation's risk-based capital ratios of 10.53% for Tier I and 14.07% for total capital substantially exceed the regulatory required minimums. An additional measure of capital, referred to as the Tier I leverage ratio, places a constraint on the degree to which a banking institution can leverage its equity capital base. At June
30, 1994, the Corporation's Tier I leverage ratio was 7.14%, well in excess of the required minimums.
    The Federal Deposit Insurance Corporation Improvement Act of 1991
(FDICIA), established rating categories for all FDIC-insured institutions ranging from "well capitalized" to "critically undercapitalized." The ratings combine capital measures in addition to the level of regulatory supervision received by an individual financial institution. At June 30, 1994, all of the Corporation's banking subsidiaries met the capital criteria required by the well capitalized definition which require a Tier
I leverage ratio of 5%, a Tier I capital ratio of 6% and a total capital ratio of 10%. FDICIA mandated other changes to risk-based capital rules that may become effective in 1994, notably the requirement to incorporate interest rate risk into the risk-based capital computation. As proposed, this change is not expected to have a material effect on the Corporation's capital requirements. The Federal Reserve Board and other regulatory agencies are proposing

- ------------------------------------------------------------------------------------------------------------
Table 15: Capital Structure
(in millions)                                  JUNE 30, 1994       December 31, 1993           June 30, 1993
- ------------------------------------------------------------------------------------------------------------
Long-term debt                                      $  514.3                $  486.3                $  471.4
Stockholders' equity                                 2,173.0                 2,133.3                 1,988.6
- ------------------------------------------------------------------------------------------------------------
Total capitalization                                $2,687.3                $2,619.6                $2,460.0
- ------------------------------------------------------------------------------------------------------------
Tangible equity                                     $1,911.9                $1,858.0                $1,710.0
- ------------------------------------------------------------------------------------------------------------
Ratios
- ------------------------------------------------------------------------------------------------------------
Equity/assets                                           7.88%                   8.00%                   7.80%
Tangible equity/assets                                  7.00                    7.04                    6.78
Long-term debt as % of total capitalization            19.14                   18.56                   19.16
Double leverage                                       108.87                  110.37                  112.36
Dividends paid
  (for the period, in thousands):
    Preferred                                        $    40                $     86                 $    44
    Common                                            64,524                 112,129                  54,362
Total dividends as % of net income                      37.2%                   35.4%                   34.2%
- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------
Table 16: Intangible Assets
(in millions)                                  JUNE 30, 1994       December 31, 1993           June 30, 1993
- ------------------------------------------------------------------------------------------------------------
Goodwill-Parent Company                               $ 92.6                  $ 95.3                  $ 98.1
- ------------------------------------------------------------------------------------------------------------
Subsidiaries:
  Goodwill                                              97.6                   101.1                   101.5
  Core deposit premium                                  63.0                    70.5                    72.6
  Credit card premium                                    3.3                     3.5                     1.3
  Purchased mortgage servicing rights                    4.6                     4.9                     5.1
- ------------------------------------------------------------------------------------------------------------
                                                       168.5                   180.0                   180.5
- ------------------------------------------------------------------------------------------------------------
  Total intangible assets                             $261.1                  $275.3                  $278.6
- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------
Table 17: Risk-Based Capital
(in millions)                                  JUNE 30, 1994       December 31, 1993           June 30, 1993
- ------------------------------------------------------------------------------------------------------------
Tier I capital:
  Stockholders' equity                             $ 2,173.0               $ 2,133.3               $ 1,988.6
  Unrealized net (appreciation) depreciation,
    available for sale securities                       35.5                   (42.3)
- ------------------------------------------------------------------------------------------------------------
    Stockholders' equity, net                        2,208.5                 2,091.0                 1,988.6
  Minority interest                                       .7                      .7                     1.0
  Intangible assets:
    Goodwill                                          (190.2)                 (196.4)                 (199.6)
    Core deposit premium                               (63.0)                  (70.5)                  (72.6)
- ------------------------------------------------------------------------------------------------------------
  Total Tier I                                       1,956.0                 1,824.8                 1,717.4
- ------------------------------------------------------------------------------------------------------------
Tier II capital:
  Allowable reserve for loan losses                    233.6                   215.3                   206.7
  Qualifying long-term debt                            425.0                   425.2                   435.1
- ------------------------------------------------------------------------------------------------------------
  Total Tier II                                        658.6                   640.5                   641.8
- ------------------------------------------------------------------------------------------------------------
  Total capital                                    $ 2,614.6               $ 2,465.3               $ 2,359.2
- ------------------------------------------------------------------------------------------------------------
Risk-adjusted assets                               $18,580.9               $17,098.0               $16,404.8
- ------------------------------------------------------------------------------------------------------------
Risk-based capital ratios:
  Tier I                                               10.53%                  10.67%                  10.47%
- ------------------------------------------------------------------------------------------------------------
  Total                                                14.07%                  14.42%                  14.38%
- ------------------------------------------------------------------------------------------------------------
Tier I Leverage ratio                                   7.14%                   6.93%                   6.81%
- ------------------------------------------------------------------------------------------------------------

other amendments to existing risk-based capital guidelines to include the unrealized appreciation/depreciation on available for sale securities in Tier I capital. The Corporation believes it would be more appropriate to exclude the unrealized appreciation/depreciation from Tier I as inclusion could introduce volatility in capital levels which is inconsistent with the managerial concept of longer-term capital planning.

10 Boatmen's Bancshares, Inc.

CONSOLIDATED QUARTERLY EARNINGS TREND
- ------------------------------------------------------------------------------------------------------------------------
                                                             1994                              1993
- ------------------------------------------------------------------------------------------------------------------------
(in thousands)                                        SECOND       First      Fourth       Third      Second       First
- ------------------------------------------------------------------------------------------------------------------------
Interest income
  Interest and fees on loans                        $308,872    $289,634    $287,592    $287,251    $279,297    $265,662
  Interest on short-term investments                   1,071         560         257         405         509         826
  Interest on Federal funds sold and securities
    purchased under resale agreements                  1,995       1,593       2,380       1,936       3,161       5,884
  Interest on held to maturity securities
    Taxable                                           45,674      41,025      92,383      96,537      97,569      94,789
    Tax-exempt                                        13,447      13,744      13,907      14,366      14,745      15,363
- ------------------------------------------------------------------------------------------------------------------------
    Total interest on held to maturity securities     59,121      54,769     106,290     110,903     112,314     110,152
  Interest on available for sale securities           61,149      59,091       7,169       7,258       7,360       7,270
  Interest on trading securities                         926         840       1,063         429         493         585
- ------------------------------------------------------------------------------------------------------------------------
    Total interest income                            433,134     406,487     404,751     408,182     403,134     390,379
- ------------------------------------------------------------------------------------------------------------------------
Interest expense
  Interest on deposits                               127,611     124,050     128,331     133,406     135,096     132,011
  Interest on Federal funds purchased
    and other short-term borrowings                   37,908      23,135      19,126      16,014      12,688      14,539
  Interest on capital lease obligation                   945         945         965         964         965         964
  Interest on long-term debt                          10,176       9,714       9,704       9,542       9,391       8,268
- ------------------------------------------------------------------------------------------------------------------------
    Total interest expense                           176,640     157,844     158,126     159,926     158,140     155,782
- ------------------------------------------------------------------------------------------------------------------------
    Net interest income                              256,494     248,643     246,625     248,256     244,994     234,597
Provision for loan losses                              7,366       5,640      11,853      13,040      15,918      19,373
- ------------------------------------------------------------------------------------------------------------------------
    Net interest income after provision for
      loan losses                                    249,128     243,003     234,772     235,216     229,076     215,224
- ------------------------------------------------------------------------------------------------------------------------
Noninterest income
  Trust fees                                          38,690      39,190      37,895      38,723      37,952      35,010
  Service charges                                     40,715      40,047      41,250      39,173      37,770      35,008
  Credit card                                         15,890      15,045      14,934      14,561      13,276      11,618
  Investment banking profits and fees                  8,799       7,926       8,657       9,546       8,895       8,502
  Securities gains, net                                  705       2,554       1,753         250         736          68
  Other                                               25,335      24,961      29,481      29,540      25,416      20,345
- ------------------------------------------------------------------------------------------------------------------------
    Total noninterest income                         130,134     129,723     133,970     131,793     124,045     110,551
- ------------------------------------------------------------------------------------------------------------------------
Noninterest expense
  Staff                                              123,853     123,097     119,147     120,336     115,763     111,234
  Net occupancy                                       16,763      16,608      17,140      19,072      16,913      16,304
  Equipment                                           20,809      20,038      21,132      19,704      18,589      18,102
  FDIC insurance                                      11,448      11,462      11,381      11,232      10,803      10,969
  Credit card                                         10,121       9,031       9,981       9,400       8,700       7,124
  Foreclosed property costs, net                      (1,618)     (1,114)     (1,235)         83      (2,048)     (1,590)
  Other                                               63,216      63,403      76,255      68,475      64,185      53,270
- ------------------------------------------------------------------------------------------------------------------------
    Total noninterest expense                        244,592     242,525     253,801     248,302     232,905     215,413
- ------------------------------------------------------------------------------------------------------------------------
  Income before income tax expense                   134,670     130,201     114,941     118,707     120,216     110,362
Income tax expense                                    46,628      44,617      37,819      37,379      40,493      31,116
- ------------------------------------------------------------------------------------------------------------------------
  Net income                                        $ 88,042    $ 85,584    $ 77,122    $ 81,328    $ 79,723    $ 79,246
- ------------------------------------------------------------------------------------------------------------------------
  Net income per share                                  $.84        $.82        $.75        $.78        $.77        $.77
- ------------------------------------------------------------------------------------------------------------------------
  Dividends declared per share                          $.31        $.31        $.31        $.31        $.28        $.28
- ------------------------------------------------------------------------------------------------------------------------
Returns
  Return on assets                                      1.28%       1.29%       1.18%       1.27%       1.29%       1.34%
  Return on equity                                     16.30       15.92       14.91       16.15       16.26       16.75
- ------------------------------------------------------------------------------------------------------------------------


                                                    1994 Quarterly Report 11

CONSOLIDATED AVERAGE BALANCE SHEET AND NET INTEREST MARGIN
- ------------------------------------------------------------------------------------------------------------------------------------
(dollars in millions)                                                  1994                                        1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                   SECOND QUARTER                 First Quarter                Fourth Quarter
- ------------------------------------------------------------------------------------------------------------------------------------
                                                       INCOME/  YIELDS/              Income/  Yields/              Income/  Yields/
Assets                                        BALANCE  EXPENSE    RATES     Balance  Expense    Rates     Balance  Expense    Rates
- ------------------------------------------------------------------------------------------------------------------------------------
Loans, net of unearned income               $15,506.7   $310.4     8.01%  $14,956.3   $291.0     7.78%  $14,666.2   $289.5    7.90%
Short-term investments                          109.0      1.1     3.93        60.0       .6     3.73        31.2       .2    3.29
Federal funds sold and securities purchased
  under resale agreements                       193.7      2.0     4.12       193.2      1.6     3.30       297.9      2.4    3.20
Held to maturity securities:
  Taxable                                     3,280.0     45.7     5.57     2,890.3     34.1     4.72     6,799.5     92.4    5.43
  Tax-exempt                                    790.2     20.4    10.35       808.4     20.7    10.22       841.0     21.0   10.00
- ------------------------------------------------------------------------------------------------------------------------------------
  Total held to maturity securities           4,070.2     66.1     6.50     3,698.7     54.8     5.92     7,640.5    113.4    5.94
Available for sale securities                 4,558.3     61.1     5.37     4,712.6     66.0     5.60       469.2      7.2    6.11
Trading securities                               64.2      1.0     6.03        69.5       .8     4.94        85.7      1.1    5.13
- ------------------------------------------------------------------------------------------------------------------------------------
  Total earning assets                       24,502.1    441.7     7.21    23,690.3    414.8     7.00    23,190.7    413.8    7.14
Less reserve for loan losses                   (348.6)                       (346.0)                       (344.9)
Cash and due from banks                       1,690.1                       1,661.2                       1,720.4
All other assets                              1,596.6                       1,587.0                       1,554.5
- ------------------------------------------------------------------------------------------------------------------------------------
  Total assets                              $27,440.2                     $26,592.5                     $26,120.7
- ------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
- ------------------------------------------------------------------------------------------------------------------------------------
 Retail savings deposits and
  interest-bearing transaction accounts     $ 8,743.5   $ 52.5     2.40%  $ 8,803.2   $ 50.1     2.28%  $ 8,601.0   $ 51.3    2.38%
Time deposits                                 7,350.3     75.1     4.09     7,330.2     74.0     4.04     7,538.8     77.0    4.09
- ------------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits            16,093.8    127.6     3.17    16,133.4    124.1     3.08    16,139.8    128.3    3.18
Federal funds purchased and
  other short-term borrowings                 3,866.5     37.9     3.92     3,008.5     23.1     3.08     2,579.6     19.1    2.97
Capital lease obligation                         38.9      1.0     9.72        39.1       .9     9.72        39.3      1.0    9.72
Long-term debt                                  514.6     10.2     7.91       514.0      9.7     7.56       487.8      9.7    7.96
- ------------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities         20,513.8    176.7     3.44    19,695.0    157.8     3.21    19,246.5    158.1    3.29
Demand deposits                               4,488.8                       4,425.8                       4,560.9
All other liabilities                           276.4                         320.7                         242.5
- ------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                          25,279.0                      24,441.5                      24,049.9
Redeemable preferred stock                        1.2                           1.2                           1.2
Total stockholders' equity                    2,160.0                       2,149.8                       2,069.6
- ------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders'
    equity                                  $27,440.2                     $26,592.5                     $26,120.7
- ------------------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                               3.77%                         3.79%                        3.85%
Effect of noninterest-bearing funds                                 .56                           .55                          .56
- ------------------------------------------------------------------------------------------------------------------------------------
Net interest income/margin                              $265.0     4.33%              $257.0     4.34%              $255.7    4.41%
- ------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans are included in aver-
age balances and income on such loans
is recognized on a cash basis. Interest
income and yields are presented on a
fully-taxable equivalent basis using
the Federal statutory income tax rate,
net of nondeductible interest expense.
Such adjustments by earning
asset category are as follows:
  Loans                                                   $1.5                          $1.4                          $1.9
  Tax-exempt held to maturity securities                   7.0                           6.9                           7.1
  Trading securities                                        .1                                                          .1
- ------------------------------------------------------------------------------------------------------------------------------------
    Total                                                 $8.6                          $8.3                          $9.1
- ------------------------------------------------------------------------------------------------------------------------------------

12 Boatmen's Bancshares, Inc.

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                       1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                     Third Quarter                Second Quarter                First Quarter
- ------------------------------------------------------------------------------------------------------------------------------------
                                                       Income/  Yields/              Income/  Yields/              Income/  Yields/
Assets                                        Balance  Expense    Rates     Balance  Expense    Rates     Balance  Expense    Rates
- ------------------------------------------------------------------------------------------------------------------------------------

Loans, net of unearned income               $14,373.7   $288.6     8.03%  $13,958.8   $280.8     8.05%  $13,127.9   $266.8     8.13%
Short-term investments                           48.7       .4     3.33        60.7       .5     3.36       100.4       .8     3.29
Federal funds sold and securities purchased
  under resale agreements                       245.3      1.9     3.16       407.6      3.2     3.10       776.1      5.9     3.03
Held to maturity securities:
  Taxable                                     6,652.5     96.5     5.80     6,256.2     97.6     6.24     5,865.4     94.8     6.46
  Tax-exempt                                    844.5     22.3    10.55       865.0     21.8    10.10       890.7     22.7    10.20
- ------------------------------------------------------------------------------------------------------------------------------------
  Total held to maturity securities           7,497.0    118.8     6.34     7,121.2    119.4     6.71     6,756.1    117.5     6.96
Available for sale securities                   479.9      7.3     6.05       489.3      7.3     6.02       497.0      7.3     5.85
Trading securities                               35.9       .5     5.30        42.9       .6     5.03        49.4       .6     5.09
- ------------------------------------------------------------------------------------------------------------------------------------
  Total earning assets                       22,680.5    417.5     7.36    22,080.5    411.8     7.46    21,306.9    398.9     7.49
Less reserve for loan losses                   (339.3)                       (329.2)                       (310.0)
Cash and due from banks                       1,619.6                       1,613.5                       1,547.3
All other assets                              1,587.5                       1,416.6                       1,167.4
- ------------------------------------------------------------------------------------------------------------------------------------
  Total assets                              $25,548.3                     $24,781.4                     $23,711.6
- ------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
- ------------------------------------------------------------------------------------------------------------------------------------
Retail savings deposits and
  interest-bearing transaction accounts     $ 8,470.3   $ 52.3     2.47%  $ 8,226.1   $ 50.9     2.48%  $ 7,808.2   $ 49.7     2.55%
Time deposits                                 7,827.3     81.1     4.15     7,922.8     84.2     4.25     7,550.9     82.3     4.36
- ------------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits            16,297.6    133.4     3.27    16,148.9    135.1     3.35    15,359.1    132.0     3.44
Federal funds purchased and
  other short-term borrowings                 2,148.3     16.0     2.98     1,740.7     12.7     2.92     1,902.0     14.5     3.06
Capital lease obligation                         39.5      1.0     9.72        39.7       .9     9.72        39.9      1.0     9.72
Long-term debt                                  471.4      9.5     8.10       475.2      9.4     7.90       389.9      8.3     8.48
- ------------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities         18,956.8    159.9     3.37    18,404.5    158.1     3.44    17,690.9    155.8     3.52
Demand deposits                               4,298.5                       4,142.0                       3,923.7
All other liabilities                           277.9                         272.1                         203.5
- ------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                          23,533.2                      22,818.6                      21,818.1
Redeemable preferred stock                        1.2                           1.2                           1.2
Total stockholders' equity                    2,013.9                       1,961.6                       1,892.3
- ------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders'
    equity                                  $25,548.3                     $24,781.4                     $23,711.6
- ------------------------------------------------------------------------------------------------------------------------------------
Interest rate spread                                               3.99%                         4.02%                         3.97%
Effect of noninterest-bearing funds                                 .55                           .58                           .59
- ------------------------------------------------------------------------------------------------------------------------------------
Net interest income/margin                              $257.6     4.54%              $253.7     4.60%              $243.1     4.56%
- ------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans are included in aver-
age balances and income on such loans
is recognized on a cash basis. Interest
income and yields are presented on a
fully-taxable equivalent basis using
the Federal statutory income tax rate,
net of nondeductible interest expense.
Such adjustments by earning
asset category are as follows:
  Loans                                                   $1.4                          $1.5                          $1.1
  Tax-exempt held to maturity securities                   7.9                           7.1                           7.4
  Trading securities                                                                      .1
- ------------------------------------------------------------------------------------------------------------------------------------
    Total                                                 $9.3                          $8.7                          $8.5
- ------------------------------------------------------------------------------------------------------------------------------------

                                                     1994 Quarterly Report 13

- ---------------------------------------------------------------------------------------------------------------
                                                                       Six Months Ended June 30
- ---------------------------------------------------------------------------------------------------------------
                                                                   1994                         1993
- ---------------------------------------------------------------------------------------------------------------
                                                                  INCOME/  YIELDS/             Income/  Yields/
Assets                                                   BALANCE  EXPENSE   RATES     Balance  Expense   Rates
- ---------------------------------------------------------------------------------------------------------------
Loans, net of unearned income                          $15,233.0   $601.4    7.90%  $13,545.7   $547.6    8.08%
Short-term investments                                      84.7      1.6    3.85        80.4      1.3    3.32
Federal funds sold and securities purchased
  under resale agreements                                  193.4      3.6    3.71       590.8      9.1    3.06
Held to maturity securities:
  Taxable                                                3,086.2     79.8    5.17     6,061.9    192.4    6.35
  Tax-exempt                                               799.3     41.1   10.29       877.8     44.5   10.15
- ---------------------------------------------------------------------------------------------------------------
  Total held to maturity securities                      3,885.5    120.9    6.22     6,939.7    236.9    6.83
Available for sale securities                            4,635.0    127.2    5.49       493.1     14.6    5.93
Trading securities                                          66.8      1.8    5.46        46.2      1.2    5.07
- ---------------------------------------------------------------------------------------------------------------
  Total earning assets                                  24,098.4    856.5    7.11    21,695.9    810.7    7.47
Less reserve for loan losses                              (347.3)                      (319.7)
Cash and due from banks                                  1,675.8                      1,580.5
All other assets                                         1,591.8                      1,292.7
- ---------------------------------------------------------------------------------------------------------------
  Total assets                                         $27,018.7                    $24,249.4
- ---------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
- ---------------------------------------------------------------------------------------------------------------
Retail savings deposits and
  interest-bearing transaction accounts                $ 8,773.2   $102.6    2.34%  $ 8,018.3   $100.6    2.51%
Time deposits                                            7,340.3    149.1    4.06     7,737.9    166.5    4.30
- ---------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits                       16,113.5    251.7    3.12    15,756.2    267.1    3.39
Federal funds purchased and
  other short-term borrowings                            3,439.9     61.0    3.55     1,820.8     27.2    2.99
Capital lease obligation                                    39.0      1.9    9.72        39.8      1.9    9.72
Long-term debt                                             514.3     19.9    7.73       432.8     17.7    8.16
- ---------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities                    20,106.7    334.5    3.33    18,049.6    313.9    3.48
Demand deposits                                          4,457.5                      4,033.5
All other liabilities                                      298.4                        238.0
- ---------------------------------------------------------------------------------------------------------------
  Total liabilities                                     24,862.6                     22,321.1
Redeemable preferred stock                                   1.2                          1.2
Total stockholders' equity                               2,154.9                      1,927.1
- ---------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders'
    equity                                             $27,018.7                   $24,249.4
- ---------------------------------------------------------------------------------------------------------------
Interest rate spread                                                         3.78%                        3.99%
Effect of noninterest-bearing funds                                           .55                          .59
- ---------------------------------------------------------------------------------------------------------------
Net interest income/margin                                         $522.0    4.33%              $496.8    4.58%
- ---------------------------------------------------------------------------------------------------------------

Nonaccrual loans are included in aver-
age balances and income on such loans
is recognized on a cash basis. Interest
income and yields are presented on a
fully-taxable equivalent basis using
the Federal statutory income tax rate,
net of nondeductible interest expense.
Such adjustments by earning
asset category are as follows:
  Loans                                                              $ 2.9                       $ 2.6
  Tax-exempt held to maturity securities                              13.9                        14.5
  Trading securities                                                    .1                          .1
- ---------------------------------------------------------------------------------------------------------------
     Total                                                           $16.9                       $17.2
- ---------------------------------------------------------------------------------------------------------------

                                      1994 Quarterly Report 13

CONSOLIDATED BALANCE SHEET
- --------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                   JUNE 30, 1994     June 30, 1993 December 31, 1993
- --------------------------------------------------------------------------------------------------------------------------
Assets
- --------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                    $ 1,608,925       $ 1,594,601       $ 1,608,051
Short-term investments                                                          78,543            96,768            24,748
Securities:
  Held to maturity                                                           4,107,369         7,530,780         3,324,847
  Available for sale                                                         4,424,239           493,827         5,176,966
  Trading                                                                       25,026            77,025            48,081
Federal funds sold and securities purchased under resale agreements            392,865           249,628           407,672
Loans                                                                       15,701,434        14,215,119        14,825,922
  Less reserve for loan losses                                                 343,918           330,424           341,099
- --------------------------------------------------------------------------------------------------------------------------
  Loans, net                                                                15,357,516        13,884,695        14,484,823
- --------------------------------------------------------------------------------------------------------------------------
Property and equipment                                                         516,165           445,452           480,586
Other assets                                                                 1,072,844         1,129,424         1,098,275
- --------------------------------------------------------------------------------------------------------------------------
  Total assets                                                             $27,583,492       $25,502,200       $26,654,049
- --------------------------------------------------------------------------------------------------------------------------


Liabilities and Stockholders' Equity
- --------------------------------------------------------------------------------------------------------------------------
Liabilities:
Demand deposits                                                            $ 4,345,609       $ 4,217,850       $ 4,769,947
Retail savings deposits and interest-bearing transaction accounts            8,579,389         8,287,136         8,773,058
Time deposits                                                                7,317,684         7,982,470         7,365,997
- --------------------------------------------------------------------------------------------------------------------------
  Total deposits                                                            20,242,682        20,487,456        20,909,002
- --------------------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under repurchase agreements      3,265,704         1,815,841         1,996,022
Short-term borrowings                                                        1,067,964           440,624           815,971
Capital lease obligation                                                        38,791            39,618            39,224
Long-term debt                                                                 514,262           471,396           486,253
Other liabilities                                                              279,941           257,422           273,168
- --------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                         25,409,344        23,512,357        24,519,640
- --------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                                                       1,142             1,244             1,155
- --------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
Common stock ($1 par value; 150,000,000 shares authorized)                     104,722            51,837           104,126
Surplus                                                                        794,966           832,415           786,840
Retained earnings                                                            1,308,862         1,104,347         1,200,036
Unrealized net appreciation (depreciation), available for sale securities      (35,544)                             42,252
- --------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                 2,173,006         1,988,599         2,133,254
- --------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                               $27,583,492       $25,502,200       $26,654,049
- --------------------------------------------------------------------------------------------------------------------------
Held to maturity securities, market value                                  $ 4,020,533       $ 7,694,487       $ 3,408,119
Available for sale securities, market value                                  4,424,239           515,543         5,176,966
Common stock, shares outstanding                                           104,722,204        51,837,033       104,125,546
- --------------------------------------------------------------------------------------------------------------------------

14 Boatmen's Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME
- -----------------------------------------------------------------------------------------------------------------------
(in thousands)                                              Second Quarter Ended June 30       Six Months Ended June 30
- -----------------------------------------------------------------------------------------------------------------------
                                                                   1994             1993          1994             1993
- -----------------------------------------------------------------------------------------------------------------------
Interest income
  Interest and fees on loans                                   $308,872         $279,297      $598,506         $544,959
  Interest on short-term investments                              1,071              509         1,631            1,335
  Interest on Federal funds sold and securities purchased
    under resale agreements                                       1,995            3,161         3,588            9,045
  Interest on held to maturity securities
    Taxable                                                      45,674           97,569        79,799          192,358
    Tax-exempt                                                   13,447           14,745        27,191           30,108
- -----------------------------------------------------------------------------------------------------------------------
    Total interest on held to maturity securities                59,121          112,314       106,990          222,466
- -----------------------------------------------------------------------------------------------------------------------
  Interest on available for sale securities                      61,149            7,360       127,140           14,630
  Interest on trading securities                                    926              493         1,766            1,078
- -----------------------------------------------------------------------------------------------------------------------
    Total interest income                                       433,134          403,134       839,621          793,513
- -----------------------------------------------------------------------------------------------------------------------
Interest expense
  Interest on deposits                                          127,611          135,096       251,661          267,107
  Interest on Federal funds purchased
    and other short-term borrowings                              37,908           12,688        61,043           27,227
  Interest on capital lease obligation                              945              965         1,890            1,929
  Interest on long-term debt                                     10,176            9,391        19,890           17,659
- -----------------------------------------------------------------------------------------------------------------------
    Total interest expense                                      176,640          158,140       334,484          313,922
- -----------------------------------------------------------------------------------------------------------------------
    Net interest income                                         256,494          244,994       505,137          479,591
Provision for loan losses                                         7,366           15,918        13,006           35,291
- -----------------------------------------------------------------------------------------------------------------------
    Net interest income after provision for loan losses         249,128          229,076       492,131          444,300
- -----------------------------------------------------------------------------------------------------------------------
Noninterest income
  Trust fees                                                     38,690           37,952        77,880           72,962
  Service charges                                                40,715           37,770        80,762           72,778
  Credit card                                                    15,890           13,276        30,935           24,894
  Investment banking profits and fees                             8,799            8,895        16,725           17,397
  Securities gains, net                                             705              736         3,259              804
  Other                                                          25,335           25,416        50,296           45,761
- -----------------------------------------------------------------------------------------------------------------------
    Total noninterest income                                    130,134          124,045       259,857          234,596
- -----------------------------------------------------------------------------------------------------------------------
Noninterest expense
  Staff                                                         123,853          115,763       246,950          226,997
  Net occupancy                                                  16,763           16,913        33,371           33,217
  Equipment                                                      20,809           18,589        40,847           36,691
  FDIC insurance                                                 11,448           10,803        22,910           21,772
  Credit card                                                    10,121            8,700        19,152           15,824
  Foreclosed property costs, net                                 (1,618)          (2,048)       (2,732)          (3,638)
  Other                                                          63,216           64,185       126,619          117,455
- -----------------------------------------------------------------------------------------------------------------------
    Total noninterest expense                                   244,592          232,905       487,117          448,318
- -----------------------------------------------------------------------------------------------------------------------
  Income before income tax expense                              134,670          120,216       264,871          230,578
Income tax expense                                               46,628           40,493        91,245           71,609
- -----------------------------------------------------------------------------------------------------------------------
  Net income                                                   $ 88,042         $ 79,723      $173,626         $158,969
- -----------------------------------------------------------------------------------------------------------------------
  Net income per share                                             $.84             $.77         $1.66            $1.54
- -----------------------------------------------------------------------------------------------------------------------
  Dividends declared per share                                     $.31             $.28         $ .62            $ .56
- -----------------------------------------------------------------------------------------------------------------------

Earnings per share amounts are based on weighted average shares outstanding after adjusting net income for dividends on preferred stock. For the six months, average shares outstanding were 104,631,272 in 1994 and 103,281,844 in 1993. Preferred dividends declared totaled $40 in 1994 and $44 in 1993.
                                                 1994 Quarterly Report 15

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                               Unrealized Net
                                                                                                 Appreciation
                                                     Common Stock                             (Depreciation),
                                                   -----------------                Retained    Available for
(in thousands)                                      Shares    Amount    Surplus     Earnings  Sale Securities            Total
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                            51,131  $ 51,131   $809,923   $1,000,166                -       $1,861,220
Net income                                               -         -          -      158,969                -          158,969
Cash dividends declared:
  Common ($.56 per share)(1)                             -         -          -      (54,747)               -          (54,747)
  Redeemable preferred                                   -         -          -          (44)               -              (44)
Common stock issued pursuant to various
  employee and shareholder stock issuance plans        230       230      9,975            -                -           10,205
Common stock issued upon conversion
  of convertible subordinated debt                     476       476     12,517            -                -           12,993
Adjustment of investments in
  equity securities to market value                      -         -          -            3                -                3
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993                              51,837  $ 51,837   $832,415   $1,104,347                -       $1,988,599
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                           104,126  $104,126   $786,840   $1,200,036         $ 42,252       $2,133,254
Net income                                               -         -          -      173,626                -          173,626
Cash dividends declared:
  Common ($.62 per share)                                -         -          -      (64,760)               -          (64,760)
  Redeemable preferred                                   -         -          -          (40)               -              (40)
Common stock issued pursuant to various
  employee and shareholder stock issuance plans        171       171      2,248            -                -            2,419
Common stock issued upon acquisition of
  subsidiary                                           411       411      5,700            -                -            6,111
Common stock issued upon conversion
  of convertible subordinated debt                      14        14        205            -                -              219
Adjustment of available for sale securities
  to market value                                        -         -          -            -          (77,796)         (77,796)
Other, net                                               -         -        (27)           -                -              (27)
- -------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994                             104,722  $104,722   $794,966   $1,308,862         $(35,544)      $2,173,006
- -------------------------------------------------------------------------------------------------------------------------------

(1)Amount adjusted for the two-for-one stock split which was declared on August 10, 1993 and paid on October 1, 1993.

CORPORATE INFORMATION
- -------------------------------------------------------------------------------------------
                                                                       Standard     Thomson
Agency Ratings                                              Moody's    & Poor's   Bankwatch
- -------------------------------------------------------------------------------------------
Boatmen's Bancshares, Inc.:                                                               B
  6-3/4% Subordinated notes due 2003                             A3          A-           A
  7-5/8% Subordinated notes due 2004                             A3          A-           A
  8-5/8% Subordinated notes due 2003                             A3          A-           A
  9-1/4% Subordinated notes due 2001                             A3          A-           A
  6-1/4% Convertible subordinated debentures due 2011            A3          A-           A
  Commercial paper                                               P1         A-1       TBW-1
The Boatmen's National Bank of St. Louis:                                                 B
  Long-term/short-term deposits and bank notes               Aa3/P1      A+/A-1       TBW-1
Boatmen's First National Bank of Kansas City:                                             B
  Long-term/short-term deposits                                          A+/A-1       TBW-1
Multi-bank note program (7 Boatmen's subsidiary banks)        A1/P1      A+/A-1
- -------------------------------------------------------------------------------------------

A Dividend Reinvestment and Stock Purchase Plan is available to shareholders of the Corporation. The key features of this Plan are:
* Dividends on common stock may be automatically reinvested;
* Option to invest up to $10,000 cash per quarter;
* No brokerage commissions or service charges on reinvested dividends or cash investments.

A Direct Deposit of Dividends program is also available to shareholders of the Corporation. This program, which is offered at no charge, provides for the deposit of quarterly dividends directly to a checking or savings account.

Please direct inquiries regarding these programs and requests for the Reinvestment Plan Prospectus and Direct Deposit Authorization Form to:
Boatmen's Trust Company,
P.O. Box 14768, St. Louis, MO 63178, (314) 466-1357 or (800) 456-9852.

Corporate Headquarters
One Boatmen's Plaza
800 Market Street
St. Louis, MO 63101

Stock Listing
NASDAQ-NM symbol:BOAT
CBOE symbol:BTQ

Transfer Agent
Boatmen's Trust Company
510 Locust Street
St. Louis, MO 63101
(314) 466-1357 or (800) 456-9852

Investor Relations Contact
Kevin R. Stitt
Director of Investor Relations
(314) 466-7662
(314) 466-5645 (FAX)

16 Boatmen's Bancshares, Inc.